FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          October 2009

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

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


                                Table of Contents

Document 1  News Release dated October 16, 2009
Document 2  Material Change Report dated October 16, 2009


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


                                                                      Document 1

                                                   #711-675 WEST HASTINGS STREET
                                                VANCOUVER, B.C.  CANADA  V6B 1N2
                                                        TELEPHONE:  604-685-2222
                                                              FAX:  604-685-3764
                                                          WWW.AMADORGOLDCORP.COM

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FOR IMMEDIATE RELEASE:  October 16, 2009                               TSX-V:AGX

                   AMADOR GOLD CORP. ANNOUNCES DRILL PLANS FOR
                 HORWOOD GOLD PROPERTY IN WEST TIMMINS DISTRICT

o 1400 METER PROGRAM TO TEST NUMEROUS VTEM TARGETS ON STRIKE WITH HIGH-GRADE SHOWINGS

o 5 GOLD ZONES IDENTIFIED AT SURFACE INCLUDING RHB ZONE GRAB SAMPLES AS HIGH AS 75.0 G/T GOLD, LABBE #1 ZONE GRAB SAMPLES AS HIGH AS 28.8 G/T GOLD

o 2008 DRILLING ON BEND ZONE INTERSECTED 12.35 G/T GOLD OVER 2.4 METERS NEAR BOTTOM OF DEEPEST HOLE (150M VERTICAL DEPTH), NOVEMBER 2009 DRILLING WILL BE FIRST FOLLOW-UP PROGRAM

o PROPERTY LOCATED ALONG DESTOR-PORCUPINE FAULT ZONE AND IS BELIEVED TO HAVE SIMILAR STRATIGRAPHY TO WEST TIMMING MINING/LAKE SHORE GOLD 2009 DISCOVERY OF 12.75 G/T OVER 83.4 METERS

VANCOUVER, BC - AMADOR GOLD CORP. (TSX-V: AGX) (the "Company") is pleased to provide an update on its drill plans for gold targets on its wholly owned Horwood Property in the West Timmins gold district. The property is located along a splay off the Destor-Porcupine Fault, the Hardiman Bay Fault, approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

The proposed program, commencing in early November, will drill approximately 1400 meters on strike with numerous gold showings on the property, including historic Labbe #1 zone as well as the recently discovered RHB showing.

Drilling will focus on a number of VTEM targets on strike with these zones as well as follow up on a 2008 drilling intercept of 12.35 g/t Au over 2.4 meters. This intersection, which occurred near the bottom of the deepest hole in a 2008 program, has never been followed up and the zone is open at depth.

"The Horwood Property has all the right ingredients to host one or multiple gold deposits," comments Company VP of Exploration, John Keating. "Major structures often associated with gold mineralization cross our large land package for more than 8 km and have never been explored at depth. The intersection of these major structures with the zones discovered at surface will be the primary focus of the upcoming program. We have only begun to scratch the surface and have discovered new gold mineralization along a 4km trend that remains open with potential in all directions. Our expectation is that our knowledgeable team of geologists, prospectors and technicians will continue to discover more gold on the property as our exploration expands."

Historic work done by Queensway Mines in 1962 on the Labbe #1 and Labbe #3 zones was limited to trenching, channel sampling, and shallow drilling. In the Labbe #1 zone a narrow gold bearing quartz vein was traced for a strike length of 76.2 meters (250 feet) with an average grade of 17.49 g/t (0.51 oz/t) Au over 0.91 meters (3.0 feet.) No subsequent deep drilling has occurred on this vein system.

The Labbe #3 zone and the new RHB zone occur within the granodiorite. The Labbe #3 vein system has been documented to possess a strike length of 67.67 meters (222 feet) with an average grade of 10.63 g/t (0.31 oz/t) Au although the average width is unknown.

To view the map please click on the following link or cut and paste the link into your web browser:

http://www.amadorgoldcorp.com/i/pdf/horwood_showings.pdf

In August, 2009, Project Geologist, Peter Caldbick, PGeo, gave an interview discussing the RHB gold discovery and the potential of the Horwood property. To listen to this interview click on the following link:

http://smallcapepicenter.com/executive/agxbtpr06august2009/index.htm

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

ABOUT AMADOR GOLD
Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

CONTACT INFORMATION

Corporate Inquiries: Kevin Hull or Alan Campbell, Investor Relations
Phone:               (604) 685-2222
Email:               info@amadorgold.com
Website:             www.amadorgoldcorp.com

AGORACOM Investor Relations:
Email:               AGX@agoracom.com
Website:             http://www.agoracom.com/ir/Amador

      The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties.
       Actual events or results could differ materially from the Company's expectations and projections.

         The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.


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


                                                                      Document 2
                             MATERIAL CHANGE REPORT

To:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

ITEM 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - October 16, 2009.

ITEM 3.  NEWS RELEASE - News Release issued October 16, 2009 at Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) provides an update on its drill plans for gold targets on its wholly owned Horwood Property in the West Timmins gold district.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) provides an update on its drill plans for gold targets on its wholly owned Horwood Property in the West Timmins gold district. The property is located along a splay off the Destor-Porcupine Fault, the Hardiman Bay Fault, approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

         The proposed program, commencing in early November, will drill approximately 1400 meters on strike with numerous gold showings on the property, including historic Labbe #1 zone as well as the recently discovered RHB showing.

         Drilling will focus on a number of VTEM targets on strike with these zones as well as follow up on a 2008 drilling intercept of 12.35 g/t Au over 2.4 meters. This intersection, which occurred near the bottom of the deepest hole in a 2008 program, has never been followed up and the zone is open at depth.

         "The Horwood Property has all the right ingredients to host one or multiple gold deposits," comments Company VP of Exploration, John Keating. "Major structures often associated with gold mineralization cross our large land package for more than 8 km and have never been explored at depth. The intersection of these major structures with the zones discovered at surface will be the primary focus of the upcoming program. We have only begun to scratch the surface and have discovered new gold mineralization along a 4km trend that remains open with potential in all directions. Our expectation is that our knowledgeable team of geologists, prospectors and technicians will continue to discover more gold on the property as our exploration expands."

         Historic work done by Queensway Mines in 1962 on the Labbe #1 and Labbe #3 zones was limited to trenching, channel sampling, and shallow drilling. In the Labbe #1 zone a narrow gold bearing quartz vein was traced for a strike length of 76.2 meters (250 feet) with an average grade of 17.49 g/t (0.51 oz/t) Au over 0.91 meters (3.0 feet.) No subsequent deep drilling has occurred on this vein system.

         The Labbe #3 zone and the new RHB zone occur within the granodiorite. The Labbe #3 vein system has been documented to possess a strike length of 67.67 meters (222 feet) with an average grade of 10.63 g/t (0.31 oz/t) Au although the average width is unknown.

         To view the map please click on the following link or cut and paste the link into your web browser:

         http://www.amadorgoldcorp.com/i/pdf/horwood_showings.pdf

         In August, 2009, Project Geologist, Peter Caldbick, PGeo, gave an interview discussing the RHB gold discovery and the potential of the Horwood property. To listen to this interview click on the following link:

         http://smallcapepicenter.com/executive/agxbtpr06august2009/index.htm

         Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. OMITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 16th day of October 2009.


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     AMADOR GOLD CORP.
                                     (Registrant)

Date:    October 19, 2009            By: /s/ Beverly J. Bullock
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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